UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53119

ESSENTIAL INNOVATIONS TECHNOLOGY CORP.

(Exact name of registrant as specified in its charter)

114 West Magnolia Street, Suite 400-142

Bellingham, WA 98225

360-392-3902

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule l5d-6	☐

Approximate number of holders of record as of the certification or notice date: 185

Pursuant to the requirements of the Securities Exchange Act of 1934, Essential Innovations Technology Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

/s/ Jason McDiarmid
Date:	December 19, 2008	By:	Jason McDiarmid
Chief Executive Officer and Chief Financial Officer